Exhibit 99.1

China Nepstar Chain Drugstore Reports Second Quarter 2012 Financial Results

- Same Store Sales Increased by 7.8% -

Shenzhen, China, August 23, 2012 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the second quarter ended June 30, 2012.

Financial Highlights

•	Revenue increased by 1.8% to RMB617.6 million (US$97.2 million), compared to RMB606.6 million in second quarter 2011

•	Same store sales increased by 7.8% over the same period of 2011

•	Income from operations was RMB3.9 million (US$0.6 million), compared to RMB8.2 million in second quarter 2011

•	Net income was RMB2.5 million (US$0.4 million), compared to RMB6.5 million in second quarter 2011

•	Cash flow from operations was RMB30.2 million (US$4.8 million), compared to RMB42.6 million in second quarter 2011

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “We are pleased to maintain same store sales growth of 7.8% in such a challenging quarter. In the second quarter, the industry experienced an unexpected loss of consumer confidence in pharmaceuticals and nutritional supplements in capsule forms caused by the nation wide publicity of chromium contamination scandal. In addition, in certain key cities like Dalian, local governments started to impose more severe restrictions on the carrying and selling of non-pharmaceutical products by designated insurance reimbursement stores. Meanwhile we closed 97 underperforming stores in the second quarter. Nevertheless, as a result of our ongoing optimization to the existing product portfolio, we are optimistic about our continued revenue growth. Our pharmaceutical categories, both prescription and over-the-counter (“OTC”) drugs, grew over 10% during the quarter on the same store basis, year over year.”

Second Quarter Results

During the second quarter of 2012, the Company opened 14 new stores and closed 97 underperforming stores that show no signs of turning around. As of June 30, 2012, Nepstar had a total of 2,257 stores in operation.

Revenue increased 1.8% from RMB606.6 million in the second quarter of 2011 to RMB617.6 million (US$97.2 million) in the same period of 2012.

Same store sales (for 2,164 stores opened before December 31, 2010) for the second quarter of 2012 increased by 7.8% compared to the same period in 2011. The increase in same store sales was caused by a more than 10% increase in sales of pharmaceutical products on the same store basis year over year and closure of underperforming stores.

The breakdown of the second quarter revenue is as follows: prescription drugs was 20.3%, OTC drugs was 37.2%, nutritional supplements was 16.7%, traditional Chinese herbal products was 3.9% and convenience and other products was 21.9%. As a result of the chromium contamination scandal, the revenue contribution of nutritional supplements declined from 19.1% in the same quarter last year to 16.7% this quarter.

As of June 30, 2012, Nepstar’s portfolio of private label products consisted of 1,935 products. Sales of private label products represented approximately 28% of revenue and 39.8% of gross profit for the second quarter of 2012, as compared to approximately 31.3% of revenue and 42.3% of gross profit during the same period of 2011. The decline in sales and gross profit of private label products was caused by the introduction of more locally procured pharmaceutical products and the loss of sales from capsule form nutritional supplements.

Gross profit declined from RMB 289.9 million in the second quarter of 2011 to RMB287.5 million (US$45.2 million) in the same period of 2012. Gross profit margin declined from 47.8% in the second quarter of 2011 to 46.5% in the same period of 2012. The decline in sales of capsule form nutritional supplements, a category with higher profit margin, and the increase in sales of locally procured pharmaceutical products, a category with lower profit margin, caused the decline in gross profit margin.

Sales, marketing and other operating expenses as a percentage of revenue decreased from 41.8% in the second quarter of 2011 to 40.8% in 2012. Same store sales growth and closure of underperforming stores led to the decrease of the percentage of sales, marketing and other operating expenses over revenue. We recognized approximately RMB0.7 million (US$0.1 million) as cost associated to store closures in the second quarter.

General and administrative expenses as a percentage of revenue increased from 4.6% in the second quarter of 2011 to 5.1% in the same period of 2012. An increase in labor costs of approximately RMB0.7 million (US$0.1 million) contributed partially to the increase in general and administrative expenses.

As a result of the factors discussed above, income from operations in the second quarter of 2012 was RMB3.9 million (US$0.6 million), compared to RMB8.2 million in the same period of 2011.

Interest income for the second quarter of 2012 was RMB3.9 million (US$0.6 million), compared to RMB5.6 million in the same period of 2011. Interest income decreased as a result of the maturity of certain time deposits in April and reduced cash balance after dividend distribution. During the second quarter, Nepstar declared and distributed a special cash dividend of US$0.60 per American Depositary Share (ADS), which represents total distribution to shareholders of approximately US$60.2 million.

Dividend income from cost method investments was RMB3.1 million (US$0.5 million) in the second quarter of 2012, compared to RMB0.9 million in the same period of 2011. Equity in income of an equity method investee presents a loss of RMB1.0 million (US$0.2 million) in the second quarter of 2012, compared to a loss of RMB0.4 million in the same period of 2011.

Nepstar’s effective tax rate was 74.9% for the second quarter of 2012, compared to 55.1% for the same period in 2011. The high effective tax rate for the quarter compared to the previous year’s period resulted from increased non-deductible expenses and the relatively high proportion of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the net operating results of the Company.

Net income in the second quarter of 2012 was RMB2.5 million (US$0.4 million), which represented RMB0.02 (US$0.004) basic and diluted earnings per ADS. In comparison, the net income in the same period of 2011 was RMB6.5 million, which represented RMB0.06 basic and diluted earnings per ADS.

The total number of outstanding ordinary shares of the Company as of June 30, 2012 was 198.1 million. The weighted average number of ordinary shares in the second quarter of 2012 was 199.5 million. Each ADS represents two ordinary shares of the Company.

As of June 30, 2012, Nepstar’s total cash, cash equivalents, restricted cash and short-term and long-term bank deposits were RMB586.2 million (US$92.3 million) and its shareholders’ equity was RMB950.4 million (US$149.6 million). The RMB6.0 million (US$0.9 million) restricted cash was related to business license registration of a new subsidiary company in Hubei province.

In the second quarter of 2012, net cash flow from operations was RMB30.2 million (US$4.8 million) as compared to RMB42.6 million in the same period of 2011.

Business Outlook

“Looking to the second half of the year, we expect same store sales growth to continue. We also expect less underperforming store reorganization being necessary compared to the first half of the year. Our goal remains to enhance our product offerings and services to our customers. While we continue to build our portfolio of pharmaceuticals and nutritional products, we are actively optimizing our convenience and other product portfolio to increase store traffic. We plan to drive sales of non-pharmaceutical categories through more proactive marketing campaigns and therefore we expect more contribution from the convenience and other products in the second half of the year. We are focused on improving our bottom-line and maintaining strong operating cash flow,” stated Mr. Zhang.

Conference Call Information

The Company will host a conference call, to be simultaneously Web cast, on Thursday, August 23, 2012 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through August 30, 2012 at 11:59 p.m. Eastern Time or August 31, 2012 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 398508.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of June 30, 2012, the Company had 2,257 stores across 76 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.3530 on June 30, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands – except per-share and per-ADS data)

	Three-month period ended
	June 30,
	2011	2012	2012
	RMB	RMB	USD
Revenue	606,580	617,606	97,215
Cost of goods sold	(316,663)	(330,148)	(51,967)

Gross profit	289,917	287,458	45,248
Sales, marketing and other operating expenses	(253,567)	(252,289)	(39,712)
General and administrative expenses	(28,115)	(31,272)	(4,922)

Income from operations	8,235	3,897	614
Interest income	5,621	3,917	617
Dividend income from cost method investments	934	3,124	492
Equity in income of an equity method investee	(391)	(995)	(157)

Income before income tax expense	14,399	9,943	1,566
Income tax expense	(7,940)	(7,445)	(1,172)

Net income	6,459	2,498	394

Basic earnings per ordinary share	0.03	0.01	0.002
Basic earnings per ADS	0.06	0.02	0.004
Diluted earnings per ordinary share	0.03	0.01	0.002
Diluted earnings per ADS	0.06	0.02	0.004

Net income	6,459	2,498	394
Other comprehensive income, net of tax:
Foreign currency translation adjustments	475	(496)	(78)

Comprehensive income	6,934	2,002	316

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	June 30,	June 30,
	2011	2012	2012
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	767,885	287,058	45,185
Restricted cash	—	6,000	944
Short-term bank time deposits	43,000	104,100	16,386
Accounts receivable, net of allowance for doubtful accounts	102,937	95,324	15,005
Amounts due from related parties	4,649	6,127	964
Prepaid expenses, deposits and other current assets	122,831	135,004	21,250
Inventories	437,058	411,444	64,765
Deferred tax assets	2,009	3,081	485

Total current assets	1,480,369	1,048,138	164,984

Non-current assets
Long-term bank time deposits	169,000	189,000	29,750
Property and equipment, net	141,817	130,404	20,526
Rental deposits	39,559	38,837	6,113
Cost method investments	12,638	12,638	1,989
Equity method investment	36,703	36,450	5,737
Intangible assets, net	3,087	2,869	452
Goodwill	51,819	51,819	8,157
Deferred tax assets	3,151	2,421	381
Deposits for acquisition	1,000	—	—
Accrued interest income	3,054	6,906	1,087

Total non-current asset	461,828	471,344	74,192

Total Assets	1,942,197	1,519,482	239,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	352,386	346,447	54,533
Bills payable	—	3,081	485
Amounts due to related parties	18,169	19,023	2,994
Accrued expenses and other payables	118,121	102,079	16,068
Income tax payable	28,480	20,882	3,287
Deferred Income	10,662	14,032	2,209

Total current liabilities	527,818	505,544	79,576

Non-current liabilities
Deferred income	17,078	17,945	2,825
Deferred tax liabilities	12,032	12,463	1,962
Other non-current liabilities	31,015	33,147	5,217

Total non-current liabilities	60,125	63,555	10,004

Total liabilities	587,943	569,099	89,580

Shareholders’ equity
Share capital	161	158	25
Treasury stock	(1,736)	(568)	(89)
Additional paid-in capital	1,252,232	838,182	131,935
Accumulated other comprehensive loss	(41,133)	(41,603)	(6,549)
Retained earnings	144,730	154,214	24,274

Total shareholders’ equity	1,354,254	950,383	149,596

Total liabilities and shareholders’ equity	1,942,197	1,519,482	239,176